Exhibit 99.1

Securities and Exchange Commission
Washington, D.C. 20549

Arthur Andersen LLP has represented to G&K Services, Inc. and Subsidiaries that its review was subject to Arthur Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the review and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this review.

G&K Services, Inc.

By:      /s/ Jeffrey L. Wright
Jeffrey L. Wright
Chief Financial Officer and Secretary
(Principal Financial Officer)